TC 1114

02053647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38802

RECEIVED OCT 3 1 2002 161 SEC MAIL PROCESSING SECTION WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 EAST BROAD STREET SUITE 1570
(No. and Street)

COLUMBUS, OHIO 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH SLATTERY 614-224-1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ICKERT & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

42 EAST GAY STREET SUITE 1515 COLUMBUS, OHIO 43215
(Address) (City) (State) (Zip Code)

PROCESSED NOV 0 8 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES B. RADER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL ASSET MANGEMENT, INC., as of AUGUST 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

DEBRA L. KENNEDY
Notary Public, State of Ohio
My Commission Expires 2/16/05

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICKERT & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Financial Asset Management, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **Financial Asset Management, Inc.** (the Company), for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making the quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ickert & Company LLC

Ickert & Company, LLC

Columbus, Ohio.
October 28, 2002

Financial Asset Management, Inc.

Financial Statements

For the Year Ended

August 31, 2002

With Independent Auditors' Report

ICKERT & COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Shareholder of
Financial Asset Management, Inc.:

We have audited the accompanying statement of financial condition of **Financial Asset Management, Inc.** (the Company) as of August 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Asset Management, Inc. at August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ickert & Company LLC

Ickert & Company, LLC

Columbus, Ohio.
October 28, 2002

Financial Asset Management, Inc.
Statement of Financial Condition
As of August 31, 2002

Assets		
Cash and cash equivalents	$	87,200
Deposits with clearing brokers		100,000
Accounts receivable - related party		15,100
Federal income tax refund		51,700
Commissions receivable from clearing broker		44,200
Furniture and equipment, net		61,600
Other assets, net		1,800
Total assets	$	361,600

Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions payable	$	9,500
Accounts payable		46,700
Payable to clearing broker		9,800
Accrued payroll and related taxes		3,300
Income taxes, including deferred taxes		2,300
Other accrued expenses		200
Capital lease obligations		8,800
Term loan payable		49,500
Total liabilities		130,100
Stockholder's equity:		
Common stock		200
Paid in surplus		426,900
Accumulated earnings		(195,600)
Total stockholder's equity		231,500
Total liabilities and stockholder's equity	$	361,600

The accompanying notes are an integral part of these financial statements.

Financial Asset Management, Inc.
Statement of Income
For the Year Ended August 31, 2002

Revenues:		
Commissions	$	571,200
Interest income		18,200
Other income (loss)		4,200
Total revenues		593,600
Expenses:		
Employee compensation and benefits		240,400
Commissions and floor brokerage		290,900
Travel		5,200
Communications		72,600
Consulting		30,000
Professional fees		10,800
Occupancy and equipment rental		81,200
Entertainment		2,900
Office expenses		19,000
Dues		1,800
Regulatory fees		14,500
Insurance		14,700
Interest		6,400
Loss on asset disposal		49,800
Total expenses		840,200
Income (loss) before taxes		(246,600)
Income taxes		(63,300)
Net income (loss)	$	(183,300)

The accompanying notes are an integral part of these financial statements.

Financial Asset Management, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2002

	Common Stock	Paid in Surplus	Accumulated Earnings	Total
Balance August 31, 2001	$ 200	$ 286,900	$ (12,300)	$ 274,800
Contributions	-	140,000	-	140,000
Net loss	-	-	(183,300)	(183,300)
Balance August 31, 2002	$ 200	$ 426,900	$ (195,600)	$ 231,500

The accompanying notes are an integral part of these financial statements.

Financial Asset Management, Inc.
Statement of Cash Flows
For the Year Ended August 31, 2002

Operating activities:		
Net loss	$	(183,300)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		23,300
Loss on sale of assets		49,800
Sources (uses) of cash from change in:		
Commissions receivable from clearing broker		90,900
Accounts receivable - related party		(14,300)
Federal income tax refund		(24,300)
Other assets		1,500
Accrued commissions payable		(31,000)
Accounts payable		(23,400)
Payable to clearing broker		(29,700)
Accrued payroll and related taxes		(2,200)
Other accrued expenses		(38,200)
Accrued income taxes		(15,900)
Net cash used in operations		(196,800)
Investing activities:		
Proceeds from sale of assets		11,000
Acquisition of fixed assets		(2,900)
Net cash provided by investing activities		8,100
Financing activities:		
Term loan repayments		(31,200)
Capital contributions		140,000
Principal payments on capital lease obligations		(18,700)
Net cash provided by financing activities		90,100
Net decrease in cash and cash equivalents		(98,600)
Cash and cash equivalents beginning of the year		285,800
Cash and cash equivalents end of the year	$	187,200

The accompanying notes are an integral part of these financial statements.

Financial Asset Management, Inc.
Notes To Financial Statements
For the Year Ended August 31, 2002

1. Organization

Financial Asset Management, Inc. (the Company) is an Ohio corporation established in 1989 into which First Cable was merged. First Cable was incorporated in Ohio in 1984. The Company is a securities broker-dealer with an office located in Columbus, Ohio.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

For purposes of the cash flow statement, certificates of deposit were considered cash equivalents.

Deposits with Clearing Brokers

The Company is required to maintain certificates of deposit with various brokerage houses to maintain trading privileges. For purposes of the cash flow statement, those deposits are shown as cash equivalents.

Credit Risk

The Company maintains cash balances at various financial institutions which may exceed federally insured amounts.

Depreciation

Depreciation is provided by the double declining balance and straight line methods over estimated useful lives. Depreciation expense for the year was $21,700.

Supplemental Cash Flow

During the year ended August 31, 2002, the Company paid a total of $9,100 in income taxes, and $6,700 in interest.

Common Stock

The Company authorized the issuance of 750 shares of common stock, of which 122 shares were outstanding as of August 31, 2002. The par value of the common shares is $1.96 per share.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Intangible Assets

Intangible assets subject to amortization includes a seat license, which is being amortized on a straight line basis over 3 years. Amortization expense for the year was $1,600.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. At August 31, 2002, the Company had net capital of $105,000, which is $55,00 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1 at August 31, 2002. See Schedule I.

4. Exemption from SEC Rule 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for the benefit of customers. The Company did not execute any customer transactions during the year. Transactions are executed by a clearing broker.

5. Furniture and Equipment

Net property consists of the following amounts at August 31, 2002:

Furniture and equipment	$ 31,800
Leasehold improvements	46,100
Computer equipment	32,300
Property, at cost	110,200
Less: accumulated depreciation	(48,600)
Property, net	$ 61,600

6. **Operating Leases**

The Company leased office space in Columbus, Ohio, under an operating lease, which was assigned to Fairway Securities in January of 2002. The lease provides that, in addition to the specified annual rental, the Company shall also pay its pro rata share of the building's annual operating costs and real estate taxes. Rental expense was $46,400 in fiscal 2002, of which $22,900 was paid to the related party Fairway Securities. The Company leases various equipment under operating leases. Rental expense in fiscal 2002 related to this equipment totaled $6,500.

The Company leased a vehicle under an operating lease. Lease expense for the year ended August 31, 2002 was $5,800. The lease was transferred out of the Company's name in July of 2002.

7. **Capital Lease**

The Company leases office equipment under a capital lease agreement. The Company paid $4,800 to Fairway Securities, a related party, for capital lease payments during fiscal year 2002. Future minimum lease payments, and the present value of the net minimum lease payments as of August 31, 2002 are as follows:

Year ending August 31, 2003	$	4,000
Year ending August 31, 2004		4,000
Year ending August 31, 2005		2,700
Total		10,700
Less amount representing interest		1,900
Present value of net minimum lease payments	$	8,800

The net book value of assets held under capitalized lease was $10,300 at August 31, 2002.

8. **Term Loan Payable**

The Company obtained a $125,000 loan from a bank during fiscal year 2000. Monthly principal payments of $2,600 are required, with interest at the bank's prime rate. The interest rate was 4.75% as of August 31, 2002. The note is collateralized by all business fixed assets and accounts receivable and is personally guaranteed by the Company's stockholder. Future required principal payments as of August 31, 2003 are as follows:

Year ending August 31, 2003	$	31,200
Year ending August 31, 2004		18,300
Total	$	49,500

9. Income Taxes

Income tax expense includes:

Current Provision:	
Federal	$ (12,100)
State and local	2,300
Deferred provision:	
Federal	11,000
Taxes on income	$ 1,200

The deferred tax liability reflected in the financial statements represents the excess of tax depreciation over the amounts recorded for book purposes. The difference between the Company's effective tax rate and the federal statutory rate is the result of expenses that are not deductible for tax purposes.

10. Pension Plan

In May 1992, the Company adopted a profit sharing plan and trust under Section 401(k) of the Internal Revenue Code to which eligible employees may make pretax contributions. The Company may, but is not required to make, matching contributions. The Company terminated the Plan in April of 2002 and made no profit sharing contribution during the year.

11. Related Party

Virginia Rader, the President of Financial Asset Management, is also President and minority owner of Fairway Securities, an associated company. During the fiscal year, Virginia Rader purchased $11,000 of computer and office equipment from Financial Asset Management. This price approximates fair value for the equipment. Amounts due from Virginia Rader at August 31, 2002 were $11,000.

The Company leased office space and furniture under leases originally written in its name. During the year, the leases were rewritten in Fairway Securities' name. The Company made all of the required lease payments on behalf of Fairway Securities. Those payments totaled $27,700 through August 31, 2002. Amounts due from Fairway Securities at August 31, 2002 were $800.

The $75,000 required clearing deposit at Bear Stearns Securities Corporation will be transferred out of the Company's name and into Fairway Securities when certain retail customers transfer their accounts from Financial Asset Management to Fairway Securities. This change is expected to occur in November of 2002.

Amounts due from the shareholder, James Rader were $3,300 at August 31, 2002.

12. Contingency

During 2000, the Company was named a defendant in a lawsuit by individuals seeking recovery of alleged losses from securities trades. The Company was named in addition to many other parties. The suit is currently in the discovery stage. The Company believes claims made against it are unfounded and without merit, and intends to vigorously defend against this action. Management does not believe the ultimate resolution of this action will have a material adverse impact on the Company's operations. No loss provision was recorded for this claim in the financial statements as of August 31, 2002.

The Company paid a $25,000 settlement to the SEC during fiscal year 2002.

13. Subsequent Event

On October 10, 2002, the Company President and Senior Registered Options Principal left Financial Asset Management to start Fairway Securities, a new Broker-Dealer. James Rader, the sole shareholder of Financial Asset Management, was elected as the new President of the Company. These changes will have a major impact on the business operations, as the Company plans to leave the brokerage business. The shareholder expects to liquidate some assets. The $75,000 deposit account at Bear Stearns will be transferred out of the Company's name and into Fairway Securities, when certain retail customers transfer their accounts from the Company to Fairway Securities. The business will change its primary emphasis to focus on consulting for municipal debt refinancing and assist government investors.

In October of 2002, the Company applied to NASD to reduce its Minimum Required Net Capital from $50,000 to $5,000. The NASD accepted this change effective October 28, 2002. Financial Asset Management, Inc. will no longer be able to participate in municipal bond underwrittings and will not be able to accept security certificates from customers. Customers wanting to invest or sell securities must transmit the certificates directly to Bear Stearns Securities Corporation, the Company's clearing broker.

Schedule I

Financial Asset Management, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of August 31, 2002

Net capital:		
Total stockholder's equity	$	231,500
Deductions and / or charges:		
Net book value of fixed assets in excess of adequately secured indebtedness		(52,800)
Other assets		(1,800)
Accounts receivable - related party		(15,100)
Federal income tax refund		(51,700)
Haircut on savings		(100)
Other deductions		(5,000)
Net capital	$	**105,000**
Aggregate indebtedness:		
Commissions payable	$	9,500
Accounts payable		46,700
Payable to clearing broker		9,800
Accrued payroll and related taxes		3,300
Accrued income taxes		2,300
Other accrued expenses		200
Term loan payable		49,500
Total aggregate indebtedness	$	**121,300**
Minimum net capital required	$	**50,000**
Excess net capital	$	**55,000**
Excess net capital at 1,500%	$	**96,900**
Excess net capital at 1,000%	$	**92,900**
Ratio: Aggregate indebtedness to net capital		**1.16 to 1**

The accompanying notes are an integral part of these financial statements.